

April 10, 2023

Michael W. Metcalf
Chief Financial Officer
Powell Industries, Inc.
8550 Mosley Road
Houston, TX 77075-1180

> **Re: Powell Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **Filed December 6, 2022**
> **File No. 001-12488**

Dear Michael W. Metcalf:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing